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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Shermen WSC Acquisition Corp.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
824197107
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	824197107

1	NAMES OF REPORTING PERSONS
	Fir Tree SPAC Holdings 2, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,516,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,516,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,516,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	824197107

1	NAMES OF REPORTING PERSONS
	Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,516,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,516,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,516,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G/A
This Amendment No. 2 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fir Tree SPAC Holdings 2, LLC, a Delaware limited liability company (“SPAC Holdings 2”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to common stock, par value $0.0001 (the “Common Stock”) of Shermen WSC Acquisition Corp., a Delaware corporation (the “Issuer”), owned by SPAC Holdings 2. Fir Tree SPAC Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree SPAC Master”), is the sole member of SPAC Holdings 2, and Fir Tree is the investment manager of SPAC Holdings 2.
In addition to updating the holdings of the Reporting Persons, this Amendment is being filed to report that Sapling, LLC, a Delaware limited liability company, and Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership, transferred ownership of their shares of Common Stock to SPAC Holdings 2 and consequently ceased to be Reporting Persons.

Item 1(a)	Name of Issuer.
Shermen WSC Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, NY 10020

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree SPAC Holdings 2, LLC
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company
Fir Tree, Inc. is the investment manager for SPAC Holdings 2, and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by SPAC Holdings 2.

Item 2(d)	Title of Class of Securities.

common stock, par value $0.0001 (the “Common Stock”)

Item 2(e)	CUSIP Number.
824197107

Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
SPAC Holdings 2 is the beneficial owners of 1,516,500 shares of Common Stock. Fir Tree may be deemed to beneficially own the shares of Common Stock held by SPAC Holdings 2 as a result of being the investment manager of SPAC Holdings 2.

(b)
SPAC Holdings 2 is the beneficial owner of 5.3% of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 1,516,500 shares of Common Stock which represent 5.3% of the shares of Common Stock outstanding. This percentage is determined by dividing the number of shares of Common Stock beneficially held by 28,750,000, the number of shares of Common Stock issued and outstanding as of November 10, 2008, as reported in the Issuer’s 6-K filed with the Securities and Exchange Commission on November 14, 2008.

(c)	SPAC Holdings 2 may direct the vote and disposition of 1,516,500 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by SPAC Holdings 2.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Fir Tree SPAC Master, as the sole member of SPAC Holdings 2, has the right to receive dividends from and the proceeds from the sale of the shares of Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2009

FIR TREE SPAC HOLDINGS 2, LLC
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement